GRAYSCALE FUNDS TRUST
290 Harbor Drive
Stamford, CT 06902

FORESIDE FUND SERVICES, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

October 22, 2024

Via EDGAR Transmission

Mr. Asen Parachkevov
Mr. Timothy A. Worthington
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Grayscale Funds Trust
Registration Statement on Form N-1A
(File Nos. 333-271770 and 811-23876)
Request for Acceleration

Dear Messrs. Parachkevov and Worthington:
On behalf of Grayscale Funds Trust (the “Registrant”) and its principal underwriter, Foreside Fund Services, LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, we respectfully request that the effectiveness of the above-mentioned Registration Statement, as amended by Pre-Effective Amendment No. 8, filed on October 11, 2024 (“PEA 8”), be accelerated to October 24, 2024, or as soon as practicable thereafter.  It is our understanding that Messrs. Parachkevov and Worthington have previously discussed the possible acceleration of PEA 8 with J. Stephen Feinour, Jr. of Stradley Ronon Stevens & Young, LLP.
Thank you for your prompt attention to the request for acceleration.  Please contact J. Stephen Feinour, Jr. at (215) 564-8521 or Shawn A. Hendricks at (215) 564-8778 if you have any questions or need further information.
/s/ David LaValle	/s/ Teresa Cowan
David LaValle Trustee, President and Principal Executive Officer Grayscale Funds Trust	Teresa Cowan President Foreside Fund Services, LLC